U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003
Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5
(604) 687-1629
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

DRC Resources Corporation
#601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: www.drcresources.com

TSX Symbol: DRC

GOLD MINERALIZATION INTERSECTED AT AFTON

Vancouver, B.C., December 4, 2003 - DRC Resources is pleased to report diamond drilling has intersected shallow porphyry Gold Mineralization 1000 metres (3,300 ft) southeast of the Afton Mineral Zone. A significant intersection in DDH P0-04 @ -65o/051 assayed 0.72 grams/tonne gold over drill core length of 156 metres (512 feet) from 6-162 metres. This gold zone, not previously documented, is parallel to the previously mined Pothook Mineral Zone where government reports indicate 2.5 Million Tonnes of Copper-Gold ore (0.35% Cu and 0.77 g/t Au) was previously mined in the 1980's.

A total of 10 diamond drill holes have intersected sulphides over a length of 200 metres (660 ft) and a width of 100 metres (330 ft). The proximity of this near surface gold zone could be significant to the overall development of the Afton Project, in respect of which a recent Advanced Scoping Study by Behre Dolbear & Company Ltd. (filed on SEDAR) indicates that panel cave mining and conventional flotation technology are viable methods of application for the mining and processing of a 50 Million Tonne mineral resource. Assays for the new zone have been received for 7 drill holes. Significant assay intersections are listed below.

ASSAY INTERSECTIONS

Drill Hole (Dip/Azimuth)	Interval (m)	Core Length m (ft)	Gold g/t	Copper %
DDH PO - 01 (-45o/022)	67-88 including	21 (69)	0.575	---
	73-88	15 (50)	0.796	---
DDH PO - 02 (-55o/051)	26-92 and	66 (216)	0.496	---
	344-561	217(712)	0.484	0.266
DDH PO-03 (-55o/051)	420-512	92(302)	0.299	0.235
DDH PO-04 (-65o/051)	6-162 including	156 (512)	0.720	---
	6-90	84(276)	0.872	---
DDH PO - 05 (-60o/231)	6.4-36	29.6 (97)	0.536	---
DDH PO - 06 (-60.1o/229)	123-216	93 (305)	0.552	---

The drilling has also intersected mineralization up to 300 metres (1000 ft) below the Pothook Open Pit. Further diamond drilling is continuing on this new gold mineral zone and the extension of the Pothook Zone.

The company and its exploration personnel implemented a Quality Assurance Program as part of a formal Exploration Practices Policy under the supervision of the company's principal technical consultant, James J. McDougall, P. Eng., a Qualified Person as defined by National Instrument 43-101. All mineralized diamond drill core was logged, photographed, split by diamond saw, and sampled in 2 metre (6.6 ft) intervals. One split section of all mineralized core is retained in secured storage for future reference. Samples for assay were transported by (Eco-Tech employees) to Eco-Tech Laboratory Ltd. of Kamloops, B.C. for analysis for copper, gold, silver and palladium. Copper is analyzed by Aqua Regia digestions and A.A. finish. Gold and palladium are analyzed with conventional fire assay with an A.A. finish. Silver geochemical analysis is by Aqua Regia digestion and A.A. finish. Eco Tech Laboratory Ltd. of Kamloops are British Columbia Certified Assayers who participated in the National Canmet Proficiency Testing and maintain their own in-house Quality Assurance and Quality Control Program. They have been in the analytical testing business for 27 years, and are familiar with assaying the Afton samples. The Company's independent Qualified Person, James J. McDougall, P.Eng., has reviewed the drill core logs and assays contained in this Press Release.

On behalf of DRC Resources Corporation

"John Kruzick"

John Kruzick
President and Chief Executive Officer

For further information on DRC Resources and the Afton Project, please contact:

DRC Resources Corporation
601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management's best judgement as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

DRC Resources Corporation's shares trade on the Toronto Stock Exchange (TSX: DRC). The TSX has neither approved nor disapproved the form or content of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)
Date: December 4, 2003	By:	/s/ John Kruzick
John Kruzick, President/Director